Exhibit 99.1

LAKE SHORE GOLD BEATS 2014 COST TARGETS; LOW UNIT COSTS DRIVE FREE CASH FLOW

•	Preliminary cash operating cost per ounce sold of US$595 in 2014, beats guidance of between US$675 and US$775 per ounce

•	Preliminary all-in sustaining cost (“AISC”) per ounce sold of US$875 in 2014, better than target range of US$950 to US$1,050 per ounce

•	Preliminary total production costs in 2014 of approximately $120 million compared to guidance of $128 million

•	Fourth quarter 2014 (“Q4/14”) cash operating cost per ounce sold estimated at US$598, with AISC of US$915 per ounce and total production costs of approximately $28 million.

TORONTO, ONTARIO -- (Marketwired – January 15, 2015) – Lake Shore Gold Corp. (TSX: LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the "Company") today announced preliminary cash operating cost(1) and AISC(2) per ounce sold for the full year and Q4/14. Final numbers for these measures will be available in March 2015 when the Company issues its full-year 2014 and Q4/14 financial results.  Cash operating cost per ounce sold for the year 2014 is estimated at approximately US$595 (including US$28 per ounce for royalties), which beats the Company’s target range for the year of US$675 to US$775 per ounce and represents a 22% improvement from 2013. AISC per ounce sold in 2014 is estimated at US$875 per ounce, better than the Company’s guidance of between US$950 and US$1,050 per ounce and an improvement of 23% from 2013. Total production costs in 2014 are estimated at approximately $120 million versus guidance of $128 million. All financial numbers are in Canadian dollars unless otherwise indicated.

In Q4/14, preliminary cost estimates include cash operating costs of US$598 per ounce sold and AISC per ounce of US$915. Both cost measures remained well below the Company’s target ranges for the full-year 2014 during the final quarter of the year. In addition, total production costs for Q4/14 are estimated at approximately $28 million.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “Our cost performance in 2014 was very strong, with cash operating costs, all-in sustaining costs and total production costs beating our targets by a significant margin. Cost management is something we work on constantly, and during 2014 we clearly saw the benefit of a number of productivity improvement initiatives introduced over the last couple of years. In Q4/14, we continued to generate very competitive unit costs, with cash operating costs averaging under US$600 per ounce and AISC remaining well below our full-year target range.

“During 2014, we significantly strengthened our balance sheet, with cash and bullion increasing by $26 million at the same time that we repaid $45 million of debt. We currently have approximately $60 million of cash and bullion, and our senior secured debt which will be fully repaid by the end of May, is only $7 million. With seven consecutive quarters of strong operating results and improved financial strength, we are moving forward aggressively to expand resources at our long-life Timmins assets and to advance our very exciting 144 discovery.”

The Company’s full financial results for 2014 and Q4/14 will be released the week of March 23 – 27, 2015. More information on the timing for the release of the Company’s financial results and related conference call and webcast, will be provided shortly.

	Q4/13	Q1/14	Q2/14	Q3/14	Q4/14
Production (oz.)
Timmins West	41,600	33,900	41,900	35,000	31,200
Bell Creek	10,100	10,700	10,400	10,600	12,000
Total	51,700	44,600	52,300	45,600	43,200
Gold poured (oz.)	51,400	45,700	53,500	44,900	42,400
Gold sold (oz.)	49,600	42,900	53,500	45,500	41,200
Avg. price (US$/oz.)	1,261	1,294	1,289	1,284	1,200
Avg. price ($/oz.)	1,326	1,430	1,404	1,397	1,360
Costs (US$/oz. sold)
Total cash costs	609	621	556	595	598
All-in sustaining costs	849	960	784	862	915

Qualified Person

Scientific and technical information contained in this press release related to mine engineering and production has been reviewed and approved by Natasha Vaz, P.Eng., Vice-President, Technical Services, who is an employee of Lake Shore Gold Corp., and a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

Scientific and technical information related to resources, exploration drilling and all matters involving mine production geology contained in this press release, or source material for this press release, was reviewed and approved by Eric Kallio, P.Geo., Senior Vice-President, Exploration. Mr. Kallio is an employee of Lake Shore Gold Corp., and is a “qualified person” as defined by NI 43-101.

About Lake Shore Gold

Lake Shore Gold is a Canadian-based gold producer with operations based in the Timmins Gold Camp of Northern Ontario. The Company produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current mining and milling operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

Footnotes

(1)
Cash operating costs and cash operating cost per ounce are Non-GAAP measures. In the gold mining industry, cash operating costs and cash operating costs per ounce are common performance measures but do not have any standardized meaning. Cash operating costs are derived from amounts included in the Consolidated Statements of Comprehensive Income (Loss) and include mine site operating costs such as mining, processing and administration as well as royalty expenses, but exclude depreciation, depletion and share-based payment expenses and reclamation costs. Cash operating costs per ounce are based on ounces sold and are calculated by dividing cash operating costs by commercial gold ounces sold; US$ cash operating costs per ounce sold are derived from the cash operating costs per ounce sold translated using the average Bank of Canada C$/US$ exchange rate. The Company discloses cash operating costs and cash operating costs per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of cash operating costs and cash operating cost per ounce to total production costs for the most recent reporting period, the three and nine months ended September 30, 2014 and 2013, is set out on page 19 of the Company’s third quarter 2014 MD&A filed on SEDAR at www.sedar.com and at www.lsgold.com.

(2)
All-in sustaining cost is a non-GAAP measure. This measure is intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines all-in sustaining cost as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, in-mine exploration expenses and reclamation cost accretion related to current operations. All-in sustaining cost excludes growth capital, reclamation cost accretion not related to current operations, interest and other financing costs and taxes.  The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of all-in sustaining cost to total production costs for the most recent reporting period, the three and nine months ended September 30, 2014 is set out on page 20 of the Company’s third quarter 2014 MD&A filed on SEDAR at www.sedar.com and at www.lsgold.com.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company's expected costs, production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are "forward-looking statements" or "forward-looking information" within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as "forward-looking statements." The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company's most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Website: www.lsgold.com